Armbrust American

Mask | Ppe | Manufacturer | Manufacturing Sector

FDA-Registered Surgical and N95 Masks made in Texas

ARMBRUSTUSA.COM AUSTIN TEXAS


LLOYD ARMBRUST
FOUNDER & CEO



We manufacture FDA-Registered Surgical and N95 Masks in our own custom-built 45,000 square foot factory--located just outside of Austin, TX.

Lloyd Armbrust Founder and CEO @ Armbrust American

Why you may want to support us...

1. In 5 months, we built the 2nd largest USA mask factory generating $7M in revenue.
2. FDA-Registration and ASTM Level 2 certification (~60 days from N95).
3. Proven team: Former Y Combinator, previously 5 acquisitions, $10M+ raised.
4. Signed state governments (TX/IL), large hospitals (Kaiser Permanente), and 3.5M direct to consumer.
5. 300M pre-orders from gov't agencies, hospitals, restaurants, and people.
6. Can turn 1 ton of polypropylene ($1K) into 1M surgical or N95 masks... in < 1 day.

Why investors ♥ us

WE'VE RAISED $4,542,297 SINCE OUR FOUNDING



We need masks. We needed them in March. We need them now. We're going to keep needing them for a long time.

We need masks that are Made in the U.S.A. COVID-19 has made it clear that critical manufacturing needs to be based here at home so that our supply chains aren't disrupted when there is a global crisis. There was no where that was made clearer than with Personal Protective Equipment (PPE) and especially masks.

It's been nothing short of incredible to watch Lloyd and his team pull this together. Researching machines, bringing them in from around the world, building a factory, then making it better and better every day. Lloyd is true testament to American ingenuity,

... read more

Joshua Baer Founder & CEO

LEAD INVESTOR | INVESTING $200,000 THIS ROUND

The founder

MAJOR ACCOMPLISHMENTS



Lloyd Armbrust
Founder and CEO

In the news

Austin American-Statesman · The Business Journals · No Logo · Patch · The Hustle · KVUE abc Austin · No Logo · No Logo · Impact

We believe every American should have access to medical-grade face masks at a great price.

We're tired of relying on other countries for our safety. It's time to reclaim our industrial spirit and take back our freedom. The United States was built on entrepreneurship, innovation, and grit. But over the past 20 years, we let other countries take the lead in strategic manufacturing. At Armbrust, we're changing this.


ARMBRUST

THE 2ND LARGEST USA MASK FACTORY

When COVID-19 hit our shores in 2020, we experienced the worst-case scenario, unable to supply our own frontline heroes with critical personal protective equipment (PPE). The market was absolutely flooded with cheap, flimsy, and downright unsafe masks made overseas.

That's when we drew the line and decided to take matters into our own hands. We set up our very own, state-of-the-art production facility right here in Texas, which is already putting millions of medical-grade masks in the hands of Americans.


ARMBRUST

$7M IN REVENUE ALREADY

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REVENUE LINE GRAPH

PREV. 5 ACQUISITIONS + $10M RAISED

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TEAM SLIDE W/ LOGOS

SIGNED DEALS WITH STATE GOVERNMENTS, HOSPITALS & MORE

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LOGOS OF ALL CUSTOMERS
AND/OR LINE GRAPH OF MASKS MADE

FDA-REGISTERED & ASTM LEVEL 2 CERTIFICATION

Designed, developed, and produced at our Texas facility, each mask is rigorously tested for quality and safety. Our FDA-registered masks are constructed with raw virgin polypropylene to block 99.2% of bacteria and particles down to 0.3 microns. Our cutting edge, beyond clean, Texas facility is working at full speed around the clock to produce sterile, damn near perfect masks.







JOIN OUR MISSION

This is just the beginning. We are scaling our capacity to produce billions of masks per year and developing more products that will set the standard for quality and safety. Let's reclaim our industriousness, our independence, our freedom—together.


TOGETHER, LET'S BRING
STRATEGIC MANUFACTURING
BACK TO THE USA


Armbrust American
from Armbrust
ARMBRUST
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vimeo

Can we make the cover photo of this Vimeo video that picture above "Together, let's bring..." ?

Investor Q&A

– COLLAPSE ALL

What does your company do?

We manufacture FDA-Registered Surgical and N95 Masks in our own custom-built 45,000 square foot factory--located just outside of Austin, TX.

Where will your company be in 5 years?

In less than 5 months, we built an automated factory capable of producing millions of masks per day. In 5 years we hope to be producing over 1,000 products--all that take advantage of huge macro trends happening today like Automation, Direct to Consumer, Environmentalism, low energy costs, USA Made, and a changing US Job Market that needs a manufacturing rebirth to survive.

What am I investing in and how do I get paid royalties?

If you invest $100 we use that money to buy revenue-generating machines. Because we want to reduce your risk, we pay you 65% of the profit that machine generates until you are paid back--in the past that's been less than six months.

After that you are paid royalties on the machines profit like this:
- 20% of the machine's profit until you're paid another $100 ($200 total)

- Then, 15% of profit until you reach another $100 ($300 total)

- And then, 10% of profit until you reach another $100 ($400 total)

- Finally, you'll get 5% of profit for the rest of the life of the machine.

If we sell the company or change directions we will convert your original $100 investment into a convertible note or stock.